As filed with the Securities and Exchange Commission on March 23, 2000
Registration No. 333-95591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 2
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Centura Software Corporation
(Exact name of Registrant as specified in its charter)

Delaware	7372	94-2874178
(State or Other Jurisdiction of Incorporation or Organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

975 Island Drive
Redwood Shores, California    94065
(650) 596-3400
 (Address and telephone number of Registrant's principal executive offices)

SCOTT R. BROOMFIELD
President And Chief Executive Officer
975 Island Drive
Redwood Shores, California    94065
(650) 596-3400
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:
RICHARD S. GREY, ESQ.
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
 At such time or times after the effective date of this registration statement as the selling stockholders shall determine.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the securities act, please check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Common Stock, $.01 par value	4,000,000 shares	$8.375	$33,500,000	$8,844

(1)Shares of common stock that may be offered pursuant to this Registration Statement consist of 2,631,014 shares issuable upon conversion of 12,500 shares of Series A Cumulative Convertible Preferred Stock and 348,734 shares issuable upon exercise of warrants. For purposes of estimating the number of shares of common stock to be included in this Registration Statement, we included (i) 2,631,014 shares, representing the number of shares of common stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, determined as if the Series A Cumulative Convertible Preferred Stock were converted in full at the ceiling conversion price of $5.82 and after fully accrued dividends on 12,500 shares of Series A Cumulative Convertible Preferred Stock of approximately $225 per share; plus an additional 1,020,252 shares, to account for any additional shares issuable if the conversion price is below $5.82, and (ii) 348,734 shares, representing 100% of the number of shares of common stock issuable upon exercise of the warrants.

(2)Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low sale prices of the common stock as reported on The Nasdaq SmallCap on January 26, 2000 pursuant to Rule 457(c).

(3)Previously submitted.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated March 23, 2000

PRELIMINARY PROSPECTUS

CENTURA SOFTWARE CORPORATION

4,000,000 Shares

Common Stock

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

4,000,000 shares of our common stock are being sold by the selling stockholders listed on page 11. The shares are issuable upon conversion of preferred stock and exercise of warrants, both of which were issued by us in connection with a private financing in 1999.

On March 22, 2000, the last sale price of our common stock on The Nasdaq SmallCap Market was $12.9375 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ___________, 2000

THE COMPANY

Centura is a leading provider of secure embedded database, connectivity and development solutions for the information appliance and e-business markets. Centura's product and solutions offerings address the growing demand for complete and secure business solutions for always, occasionally, and connected-on-demand mobile enterprise, information appliance and intelligent devices, and Web-based host information system environments. Centura's eSNAPPTM product line provides real-time connectivity for always- connected mobile enterprise, information appliance and intelligent device environments enabling PC and Post-PC devices to access and engage in business transactions on a real-time basis with host or enterprise level information systems, utilizing either wireless or hard wired infrastructures. Centura's embeddable database product line, including Centura's RDM and SQLBASE, a Relational Database Management System, are robust, small footprint Database Management Systems which require no database administrator. These products are embeddable in hardware and software applications designed for occasionally connected mobile enterprise, information appliance, intelligent devices, desktop PCs, PC LANs, and Web infrastructure environments. Centura's VELOCIS is a scalable high performance embeddable DBMS with an SQL interface, requiring no DBA, designed for scalable Web-based host or other enterprise level information systems. Centura's development tools, CENTURA TEAM DEVELOPER and SQLWINDOWS, are 4GL object oriented tools offering improved programmer productivity for Web- based and client server business applications.

Developers and information technology decision makers worldwide have relied on Centura's technology offerings and its professional services since 1984. We integrate our solutions in various business systems globally including the healthcare, manufacturing, telecommunications and financial industries. Centura continues to partner with leading-edge companies to deliver solutions in the information appliance and mobile computing markets. Centura's embedded database technology in the Real-Time Operating System environment, where Centura has operated for 15 years with their RDM and VELOCIS products, is fundamental to these markets. Centura's flexibility, speed, ultra-small footprint, and long- standing market experience give it a competitive advantage in these markets.

Centura's products are used in at least 58 countries and we have 19 offices worldwide, including locations in North America, Latin America, Asia/Pacific, Europe, the Middle East and Africa. The primary customers of Centura's products are application developers (including Fortune 1000 developers who deploy Centura products throughout our branch offices and customers' offices), independent software vendors who develop and deploy shrink-wrapped, packaged applications for small and medium size business, and value added resellers who develop customized software for end-users. Our data management solutions have been successfully implemented in products offered by Automatic Data Processing, Aurum, CamData, Career Builder.com, Citibank N.A., Daimler-Benz, Ford Motor Company, Fujitsu, NASDAQ, Help Desk Software, Hewlett-Packard, Hitachi, Hughes Network Systems, IFS, Lilly Software, M-5, Norfolk Southern, Nortel Networks, Ontario Hydro, Sattel Technologies Siemens-Nixdorf Informations Systeme AG, The Southern Companies, United Airlines, United Parcel Service, Xerox, and the governments of Mexico, France, Australia, United Kingdom and the United States of America.

Centura was originally incorporated in California under the name Plum Computers, Inc. on February 16, 1983. It completed its initial public offering of common stock on February 11, 1993 under the name Gupta Corporation and subsequently changed its name to Centura Software Corporation on September 26, 1996. Centura changed its state of organization to Delaware on February 16, 1999. Centura's principal executive offices are located at 975 Island Drive, Redwood Shores, California 94065 and its telephone number at that location is (650) 596-3400.

RISK FACTORS

PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION APPEARING IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

The volatility of our common stock price may harm our growth and ability to raise capital.

Although the price of our common stock has increased significantly since November 1999, it had decreased over the preceding four years. Our common stock price may vary in response to quarterly variations in operating and financial results, as highlighted below, announcements of new products or customer contracts by us or our competitors, litigation and other factors, including sales of substantial blocks of our common stock. In addition, the stock market in general, and the market for technology stocks in particular, including our common stock, have experienced extreme price fluctuations. These market variances may affect the price of our stock, often without necessarily any regard to whether we have experienced changes in our business, operating results, or financial condition. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings, or to negotiate successful stock-for-stock acquisitions of other companies.

Fluctuations in our quarterly and annual results may adversely affect our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to do so in the future. On an annual basis, we reported a profit of $2.1 million in 1998, a loss of $0.6 million for 1997, and a profit of $2.0 million for 1996. Our future operating results may be below the expectations of public market analysts or investors. We also may not learn of, or be able to confirm, revenue or earnings shortfalls until late in the fiscal quarter or following the end of the quarter and may be unable to adjust spending in a timely manner to compensate for the shortfalls. Accordingly, any significant shortfall in sales of our products in relation to our expectations or those of analysts or investors, could have an immediate adverse impact on the price of our common stock.

A number of factors are likely to cause variations in our quarterly and annual results. From time to time, we or our competitors may announce new products, product versions, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. We have historically experienced increased returns of a particular product version following the announcement of a planned release of a new version of that product. The announcement of currently planned or other new products may also cause customers to delay their purchasing decisions in anticipation of such products. We may therefore occasionally experience a reduction in demand for our existing products and decreased sales.

In addition, our revenue recognition in some cases is dependent upon the business activities of our customers and the timely and accurate reporting of their activities to us, which makes predictability of the related revenue extremely uncertain. For example, many of our product licensing arrangements are subject to revenue recognition on a per-unit deployed basis as our deferred obligation to such customers is gradually extinguished. Delays in the introduction or availability of new hardware and software products from third parties may also negatively affect sales of our products.

Seasonal factors, including year and quarter end purchasing and the timing of marketing activities, such as industry conventions and tradeshows, may cause our operating results to fluctuate. Although we have operated historically with little or no backlog of traditional boxed product shipments, we have experienced a seasonal pattern of product revenue, contributing to variation in quarterly worldwide product revenues and operating results. We have generally realized lower European product revenues in the third quarter as compared to the rest of the year. We have also experienced a pattern of recording a substantial portion of our revenues in the third month of a quarter. As a result, product revenues in any quarter are dependent on orders booked in the last month. Our staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be generated until the end of each quarter. Delays in the receipt or shipment of orders, including delays that may be occasioned by failures of third party product fulfillment firms to produce and ship products, or the actual loss of product orders, can cause significant variations in operating results from quarter to quarter.

Our restructuring efforts may not improve our operational performance.

We have restructured our operations and announced changes in strategic direction several times during the past three years:

    In early 1997, we refocused our marketing and sales efforts away from databases and development tools products to a middleware connectivity product, and entered into an agreement to merge with InfoSpinner, Inc., the developer of the underlying product. That merger was not consummated, and we entered into a distribution agreement with InfoSpinner.
    In the second half of 1997, however, we restructured and refocused operations on our core competencies, products and technologies and terminated our distribution arrangement with InfoSpinner. We continued to pursue this strategic direction throughout 1998.
    In June 1999, we extended our offering of embedded database products by acquiring Raima Corporation, a Seattle-based vendor of cross-platform micro databases and data management tools.
    Throughout 1999, we focused our efforts primarily on the information appliance and e-business markets.

We may or may not undertake other major restructuring efforts or changes in strategic direction in the future. It is uncertain whether our past or future strategic changes will improve our operational results.

Failure of our new management team to achieve their objectives may cause our revenues to decline.

Recent changes in our management make it difficult to predict our likelihood of success in achieving our business goals. In the fourth quarter of 1997, we announced significant changes in senior management, including the appointment of Scott R. Broomfield as Chief Executive Officer, John W. Bowman as Chief Financial Officer, and the election of Messrs. Jack King, Phillip Koen, Jr., and Earl Stahl to Centura's board of directors, and the departure of Samuel M. Inman, III, Earl Stahl and Richard Gelhaus from their positions as officers of Centura. In February 1998 we announced the election of Messrs. William D. Nicholas and Peter Micciche to the board of directors and the appointment of Scott R. Broomfield to the position of Chairman. Mr. Nicholas subsequently resigned from the board of directors in December 1998. In April 1999, Mr. Inman resigned from the board of directors, and in November 1999, Mr. Stahl resigned from the board of directors.

A key recent addition to the senior management team is Joe Falcone, who joined Centura as Senior Vice President and Chief Technology Officer in November 1998. In July 1999, John W. Bowman became Executive Vice President and Chief Operating Officer and Richard Lucien became Vice President of Finance and Chief Financial Officer. In December 1999, Mr. Ed Borey, Jr. was elected to the board of directors.

Although we believe these recent changes in our management team to be critical to our long-term growth and competitive position, we cannot assure you that they will be successful in achieving their objectives or that successful execution of their objectives will improve our operating results.

Our failure to retain or attract key personnel may prevent our business from growing.

We are highly dependent on our executive officers and other key personnel, and the loss of these employees may harm our competitive position. Our future success will also depend largely on our ability to continue to attract highly skilled personnel. Competition is intense for employees with highly technical, management and other skills in the software industry, particularly in the San Francisco Bay Area, and it may be difficult to attract or retain qualified key employees. Without strong management and talented employees, we may not continue to develop successful new products or to obtain important strategic alliances.

Our failure to timely deliver our products and services or to achieve market acceptance may result in negative publicity and losses.

The markets for our software products and services are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and computer operating environments, and frequent new product introductions and enhancements. If one or more competitors introduce products that better address customer needs, we may lose our market position and our revenues will decrease.

Our success depends on the ability of our primary products, including Centura's eSNAPP, SQLBase SafeGarde, Raima Database Manager, Velocis Database Server, Centura Team Developer, to perform well in various business hardware and software application environments, and on the ability of our consulting organization to successfully assist customers in solutions development. Any failure to deliver these products and services as scheduled or their failure to achieve market acceptance as a result of competition, rapid technological change, failure to timely release new versions or upgrades, failure of such upgrades to achieve market acceptance or otherwise, could result in negative publicity and decreased sales.

Like many software companies, we have in the past experienced delays in the development of new products and product versions, which resulted in loss or delays of product revenues. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities.

We are also increasingly dependent on the efforts of third party "partners," including consultants, system houses and software developers to develop, implement, service and support our products. These third parties increasingly have opportunities to select from a very broad range of products from our competitors, many of whom have greater resources and market acceptance than us. In order for our products and services to succeed in the market, we must actively recruit and sustain relationships with these third parties.

Software errors in some of our products may cause our future sales to decrease.

Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. We have in the past discovered software errors in some of our new products and enhancements after their introduction. Although we have not experienced material adverse effects resulting from any such errors to date, errors could be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance.

If the computer industry shifts away from information appliance and e-business software, demand for our products may decrease significantly.

To date, substantially all of our revenues have been derived from the licensing of software products for PC client/server systems and other embedded software environments. Licensing of such products, in addition to the licensing of products for use in always, occasionally, connected-on-demand and Web-based host information system environments and related consulting and support services, is expected to continue to account for substantially all of our revenues for the foreseeable future. With the increasing focus on enterprise- wide systems that embrace the Web, some customers may opt for solutions that favor mainframe or mini-computer solutions with associated Web connectivity.

The market for information appliance and e-business software in general, and the segments of such market addressed by our products in particular, are relatively new. Our future financial performance will depend in part on the continued expansion of this market and these market segments and the growth in the demand for other products developed by us, as well as increased acceptance of our products by information technology professionals. We cannot assure you that the market for information appliance and e-business software in general, and the relevant segments of the market addressed by our products will continue to grow, that we will be able to respond effectively to the evolving requirements of the market and market segments, or that information technology professionals will accept our products. If we are not successful in developing, marketing, localizing and selling applications that gain commercial acceptance in these markets and market segments on a timely basis, our competitive position may suffer and our revenues may decrease.

Residual problems related to the year 2000 issue may interrupt our business and increase our operating expenses.

To date, our customers have not reported any problems with our software products as a result of the commencement of the year 2000 and we have not experienced any impairment in our internal operations with the year 2000 issue. Nevertheless, computer experts have warned that there may still be residual consequences stemming from the change in centuries and, if these consequences become widespread, they could result in claims against us, a decrease in sales of our products and services, increased operating expenses and other business interruptions.

The information appliance and e- business software market is highly competitive, and we risk losing our market share to other companies.

The information appliance and e-business market is intensely competitive and rapidly changing. Some of our products are specifically targeted at the emerging portion of this market relating to complete and secure integration solutions for always, occasionally, and connected-on-demand mobile enterprise, information appliance, intelligent device and Web-based host information system environments. Our current and prospective competitors offer a variety of solutions to address this market segment. Competitors include borland.com (Inprise), Citrix, IBM, Microsoft, Oracle, Puma and Sybase's SQL Anywhere and Powersoft Divisions. We also face potential competition from vendors of applications development tools based on 4GLs or CASE (Computer Aided Software Engineers) technologies. With the emergence of the Web as an important platform for application development and deployment and a variety of newly created Java based development tools, additional competitors or potential competitors have emerged with longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater name recognition, larger installed customer bases and established relationships with some of our customers.

Our competitors could in the future introduce products with more features and lower prices than our offerings. These companies could also bundle existing or new products with more established products to compete with us. Furthermore, as the information appliance and e-business markets expand, a number of companies, with significantly greater resources than us, could attempt to increase their presence in these markets by acquiring or forming strategic alliances with our competitors, or by introducing products specifically designed for these markets.

Any termination or significant disruption of our relationships with any of our resellers or distributors, or the failure by such parties to renew agreements with us, could harm our sales.

We rely on relationships with value-added resellers and independent third party distributors for a substantial portion of our sales and revenues, particularly in international markets. We also maintain strategic relationships with a number of vertical software vendors and other technology companies for marketing or resale of our products. Some of our resellers and distributors also offer competing products. Most of our resellers and distributors are not subject to any minimum purchase requirements, they can cease marketing our products at any time, and they may from time to time be granted stock exchange or rotation rights. Moreover, the introduction of new and enhanced products may result in higher product returns and exchanges from distributors and resellers. In addition, the distribution channels through which client/server software products are sold have been characterized by rapid change, including consolidations and financial difficulties of distributors, resellers and other marketing partners including some of our current distributors. The bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could render our accounts receivable from such entity uncollectible. We cannot assure you that our distributors or resellers will continue to purchase our products in the same amounts, if at all, or to provide our products with adequate promotional support. Termination of any of our relationships with distributors or resellers could negatively affect our sales.

If we fail to compete successfully in international markets, our revenues may decrease.

International sales represented 54%, 58%, and 60% of our net revenues for the years ended December 31, 1998, 1997 and 1996, respectively. A key component of our strategy is continued expansion into international markets, and we currently anticipate that international sales, particularly in new and emerging markets, will continue to account for a significant percentage of total revenues. We will need to retain effective distributors, and hire, retain and motivate qualified personnel internationally to maintain and/or expand our international presence. However, we cannot assure that we will be able to successfully market, sell, localize and deliver our products in international markets.

There are also risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements and government controls, problems and delays in collecting accounts receivable, tariffs, export license requirements and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and other parts of the world, restrictions on the export of critical technology, and potentially adverse tax consequences, which could adversely impact the success of international operations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of some foreign jurisdictions.

Also, sales of our products are denominated either in the local currency of the respective geographic region or in US dollars, depending upon the economic stability of that region and locally accepted business practices. Accordingly, any increase in the value of the US dollar relative to local currencies in those markets may negatively impact our competitive position and our revenues.

In some international markets we have entered into agreements with independent companies that have also licensed the use of our name. These agreements are in place to increase our opportunities and penetration in such markets. While we believe that to date these agreements have increased our penetration in such markets, there can be no certainty that this performance will continue nor that these relationships will remain in place. Failure to renew these agreements could adversely affect our business in these markets.

If we fail to adequately protect our proprietary technology, we may lose our competitive position.

We have one patent with respect to our SQLWindows and Centura Team Developer products and one patent pending with respect to our SQLBase Safegarde product. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries.

We generally enter into confidentiality or license agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that is regarded as proprietary. Policing such unauthorized use is difficult. There can be no assurance that the steps taken by us will prevent misappropriation of our technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of our resources.

Third parties may also claim infringement by us with respect to current or future products. We expect that we will increasingly be subject to such claims as the number of products and competitors in the information appliance and e- business markets grow and the functionality of such products overlaps with other industry segments. In the past, we have received notices alleging that our products infringe trademarks of third parties. We have historically dealt with and will in the future continue to deal with such claims in the ordinary course of business, evaluating the merits of each claim on an individual basis. There are currently no material pending legal proceedings against us regarding trademark infringement.

Any third party infringement claims, whether or not they are meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us, or at all. If we were found to have infringed upon the proprietary rights of third parties, we could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products.

Our failure to obtain additional financing on favorable terms may substantially harm the future growth of our business.

We may be required to seek additional equity financing to finance the acquisition of new products and technologies, capital equipment and continuing operations. If we need further financing, there can be no assurance that it will be available on reasonable terms or at all. Any additional equity financing will also result in dilution to our stockholders.

Our failure to monitor and respond to the need for additional personnel and upgraded systems may impair our ability to expand sales and generate increased revenue.

In recent years, we have experienced both expansion and contraction of our operations, each of which has placed significant demands on our administrative, operational and financial resources. To manage future growth, if any, we must continue to improve our financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage our work force. There can be no assurance that we will be able to perform such actions successfully. We intend to continue to invest in improving our financial systems and controls in connection with higher levels of operations. Although we believe that our systems and controls are adequate for the current level of operations, we anticipate that we may need to add additional personnel and expand and upgrade our financial systems to manage any future growth. Our failure to do so effectively could negatively impact the growth of our sales and revenue.

Future issuance of our common stock according to option plans or exercise of warrants will dilute the beneficial ownership of our existing stockholders, and the sale of such shares could negatively affect our stock price.

Not including warrants covered by this prospectus, as of December 30, 1999, we had outstanding warrants to purchase 1,511,676 shares of our common stock and options to purchase 7,504,475 shares of our common stock. Future issuance of such shares of our common stock according to any of these outstanding securities will dilute the beneficial ownership of our stockholders. In addition, sales, including block sales, of a significant number of these shares of common stock, or the potential for such sales, could adversely affect the prevailing stock market price for our common stock. This effect may be particularly significant because these shares represent a large percentage of our total outstanding stock.

Conversion of the Series A Cumulative Convertible Preferred Stock and exercise of the related warrants may dilute the interests of existing stockholders.

The conversion price of the convertible preferred stock and the exercise price of the related warrants is expected to be less than the current market price of our common stock on the date of conversion or exercise. So long as these securities remain outstanding and unconverted or unexercised, the terms under which we could obtain additional equity financing may be adversely affected. To the extent of any conversion or exercise of these securities, the interests of our existing stockholders will be diluted proportionately. Dilution will increase significantly if the price of our common stock remains consistently below the maximum conversion price of $5.82 or if the holders of preferred stock exercise their option to purchase additional shares of preferred stock, since either of these events will result in the conversion of larger amounts of Centura's common stock. In addition, as more shares of preferred stock are converted, Centura's common stock price may decline further. See "Issuance of Preferred Stock and Warrants to Selling Stockholders" for more information regarding the potential dilutive effects of the conversion of the Series A Cumulative Convertible Preferred Stock.

If we are deemed to have issued 20% or more of our outstanding common stock in connection with the private placement of our Series A Cumulative Convertible Preferred Stock, we may be required to delist our shares from the Nasdaq SmallCap Market.

In accordance with NASD Rules 4310 and 4460, which require stockholder approval of any transaction that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities, we are not obligated to issue shares of our common stock upon conversion of the Series A Cumulative Convertible Preferred Stock in excess of 19.99% of our outstanding common stock on December 30, 1999, the date of issuance of the preferred stock, or approximately 7,465,771 shares of common stock. However, if the NASD determines that we have issued 20% or more of our outstanding common stock in connection with our private placement of the preferred stock, or that we have violated any other NASD rule, we risk being delisted from the Nasdaq SmallCap Market.

We intend to seek stockholder approval of the securities issued in the private placement at our next stockholder meeting. In addition, the terms of the agreement pursuant to which we sold the preferred stock provide that we must solicit stockholder approval of the issuance of the preferred stock and the common stock issuable upon conversion of the preferred stock and upon exercise of the warrants. Following October 30, 2000, we have 90 days after the date which the shares of common stock underlying the preferred stock and warrants exceed 15% of our issued and outstanding capital stock immediately prior to the original date of issuance, or approximately 5,602,129 shares of common stock to seek stockholder approval to issue additional shares of common stock in adherence to NASD Rules 4310 and 4460. If we fail to hold a meeting by that date, then, as partial relief, we must pay a cash penalty per share of preferred stock equal to the product of (1) $1,000 and (2) .02, multiplied by the quotient of (1) the number of days after the deadline which the stockholder meeting is not held; divided by (2) 30.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Forward-looking statements relate to future events or to our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "believes," "estimates," "predicts," "potential" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described in the "Risk Factors" section and elsewhere in this prospectus.

Although we believe that the expectations reflected in any forward-looking statements are reasonable, we cannot guarantee future events or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, even if new information becomes available or other events occur.

USE OF PROCEEDS

Centura will not receive any proceeds from the sale of common stock by the selling stockholders under this registration statement.

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS

This prospectus covers the shares of Centura's common stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock and exercise of the warrants by the selling stockholders.

On December 30, 1999, Centura issued and sold (i) 8,000 shares of its Series A Cumulative Convertible Preferred Stock and a warrant to purchase 137,457 shares of its common stock to Leonardo, L.P. and (ii) 4,500 shares of its Series A Cumulative Convertible Preferred Stock and a warrant to purchase 77,319 shares of its common stock to Peconic Fund, Ltd. The price per share of the preferred stock was $1,000, and the aggregate proceeds to Centura from the private placement were $12,500,000.

Leonardo and Peconic also have an option to purchase an additional 6,000 shares of the preferred stock in the aggregate at the original purchase price of $1,000 per share. Between December 30, 2000 and March 30, 2001 only, Leonardo and Peconic may exercise this option to increase their number of preferred stock to their original aggregate holding amount of 12,500, in the event some of their preferred stock had been previously converted. The option may be exercised only once by each of Leonardo and Peconic and in an aggregate dollar amount of not less $1,000,000 or more than $6,000,000.

Leonardo and Peconic are entitled to dividends on the preferred stock of 4.5% per annum, payable quarterly in kind. Centura has the right to repurchase all of the outstanding preferred stock with 45 days prior written notice and at a redemption price of 121% of the price paid by Leonardo and Peconic plus accrued and unpaid dividends.

Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series A Cumulative Convertible Preferred Stock and was issued a warrant to purchase 133,958 shares of Centura's common stock in connection with such services. Rochon assigned its warrant to the following employees of Rochon: Phillip L. Neiman (warrant to purchase 123,911 shares of Centura's common stock) and Prateek Sharma (warrant to purchase 10,047 shares of Centura's common stock). Leonardo, Peconic, Phillip L. Neiman and Prateek Sharma are referred to in this prospectus as the "selling stockholders."

Stockholder Approval

In order to comply with the requirements of the National Association of Securities Dealers, Inc., Centura is required to obtain approval of its stockholders for issuance, if necessary, of greater than 20% of its outstanding capital stock, including the stock issuable upon conversion of the preferred stock and exercise of the warrants of Leonardo and Peconic, at its next stockholder meeting. Following October 30, 2000, Centura has 90 days after the date which the shares of common stock underlying the preferred stock and warrants exceed 15% of Centura's issued and outstanding capital stock immediately prior to the original date of issuance, or approximately 5,602,129 shares of common stock. If Centura fails to hold a meeting by that date, then, as partial relief, it must pay Leonardo and Peconic a cash penalty per share of preferred stock equal to the product of (1) $1,000 and (2) .02, multiplied by the quotient of (1) the number of days after the deadline which the stockholder meeting is not held; divided by (2) 30.

Conversion

The preferred stock may be converted into shares of common stock of Centura at any time at the holder's option at a ceiling conversion price of $5.82. Following the date that is 10 days after the date of this prospectus and prior to October 30, 2000, Centura may at any time, and from time to time, direct Leonardo and Peconic to convert all or a portion of their outstanding preferred stock. If there is preferred stock outstanding after October 30, 2000, Centura is deemed to have given a notice to convert the remaining preferred, and Leonardo and Peconic have until December 30, 2004 to convert their remaining preferred stock. The preferred stock will automatically convert on December 30, 2004. The price at which Centura may direct them to convert is equal to the lowest weighted-average trading price of Centura common stock during the 10 trading days including and immediately preceding each day a conversion is executed with a maximum conversion price of $5.82. Therefore if Leonardo and Peconic convert before Centura directs them to do so, the applicable conversion price is $5.82. If they convert upon Centura's direction, or if Centura fails to have a cash and cash equivalent of at least $5 million as shown on its quarterly and annual financial statements or fails to have a loan facility in effect to permit borrowings in excess of $5 million, the conversion price is the then average trading price of Centura's common stock with a maximum conversion price of $5.82.

The number of shares of common stock into which one share of preferred stock is convertible is determined by adding $1,000 (the amount paid for that share) per share of preferred stock and any accrued but unpaid dividends for each share of preferred stock, and then dividing that sum by the applicable conversion price.

    For example, assuming there are no accrued dividends and a conversion price of $5.82, one share of preferred stock will convert into 172 shares of common stock ($1000 divided by $5.82).

Assuming a trading price of $14.1875 per share of Centura common stock, which was the last sale price of Centura's common stock on The Nasdaq SmallCap Market on March 3, 2000, the applicable conversion price will be the ceiling price of $5.82. After Centura directs a conversion, the conversion price will be the ceiling price unless the price of Centura's common stock decreases by 41% or more from $14.1875. Nevertheless, the following table sets forth the number of shares we would be required to issue according to "worst case scenarios," where Leonardo and Peconic exercise their option to purchase all of the additional 6,000 shares of preferred stock, which results in a total issuance of 18,500 shares of preferred stock, and the assumed conversion price of $5.82 decreases by 25%, 50% and 75%:
Assumed Conversion Price Per Share of Common Stock	Number of Shares of Common Stock Issuable Upon Conversion(1)(2)	Percentage of Outstanding Common Stock After Conversion (3)
5.82	3,893,900	10.43%
4.37 (-25%)	5,185,927	13.89%
2.91 (-50%)	7,787,801	20.85%(4)
1.46 (-75%)	15,522,260	41.56%(4)

(1) Assumes fully accrued dividends of $225 per share on 12,500 shares of preferred stock, which is the total amount of shares of preferred stock on which dividends may accrue.

(2) The number of shares of common stock issuable upon conversion and the percentage of outstanding common stock after such conversion set forth above do not take into account the 348,734 warrants issued in connection with the sale of the preferred stock.

(3) Calculated based on 37,347,527 issued and outstanding shares of Centura's common stock as of December 27, 1999.

(4) Assumes that approval of Centura's stockholders is obtained for the issuance of greater than 19.9% of the outstanding stock.

SELLING STOCKHOLDERS

The following table sets forth information as of January 28, 2000 with respect to the selling stockholders:
Name of Stockholder	Shares Beneficially Owned Prior to the Offering		Shares of Common Stock Offered Hereby	Shares Beneficially Owned After the Offering(1)
	Number(2)	Percent(3)		Number	Percent
Leonardo, L.P.(4)(5)	2,620,318	7.0%	2,620,318	0	-
Peconic Fund, Ltd.(4)(6)	1,245,724	3.3%	1,245,724	0	-
Phillip L. Neiman(7)	123,911	*	123,911	0	-
Prateek Sharma(8)	10,047	*	10,047	0	-

______________________________

(1) Assumes sale of all shares offered hereby and no other purchases or sales of Centura's common stock. See "Plan of Distribution."

(2) Based on 37,347,527 issued and outstanding shares of Centura's common stock as of December 27, 1999.

(3) Assumes no dividends and a conversion price of $5.82.

(4) These entities acquired in the aggregate 12,500 shares of Series A Cumulative Convertible Preferred Stock, which convert into the common stock listed above, and warrants exercisable for the following number of shares of Centura's common stock: Leonardo L.P. - 137,457; Peconic Fund, Ltd. - 77,319.

(5) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo, L.P. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon. As a result, Messrs. Angelo and Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Leonardo, L.P.

(6) Ramius Capital Group, LLC, a New York limited liability company ("Ramius"), serves as investment adviser to Peconic Fund, Ltd. ("Peconic") and may be deemed to share beneficial ownership of the shares beneficially owned by Peconic by reason of shared power to vote and to dispose of the shares beneficially owned by Peconic. Ramius disclaims beneficial ownership of the shares beneficially owned by Peconic. Mr. Peter A. Cohen, Mr. Morgan B. Stark and Mr. Thomas W. Strauss are managing members of C4S & Co., LLC, the managing member of Ramius, and each disclaims beneficial ownership of the shares beneficially owned by Ramius and Peconic.

(7) Includes a warrant to purchase 123,911 shares of Centura's common stock.

(8) Includes a warrant to purchase 10,047 shares of Centura's common stock.

* Less than one percent.

Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series A Cumulative Convertible Preferred Stock, and Phillip L. Neiman and Prateek Sharma are employees of Rochon. No other Selling Stockholder has had any material relationship with Centura or any of its predecessors or affiliates within the last three years.

PLAN OF DISTRIBUTION

Resales of the shares by the selling stockholders may be made on the Nasdaq SmallCap Market, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The selling stockholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the selling stockholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the selling stockholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholders. Any such sales may be by block trade.

Each selling stockholder has advised Centura that during such time as such selling stockholder may be engaged in the attempt to sell shares registered hereunder, such person will: (i) cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person; and (ii) not effect any sale of distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof.

The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the securities act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the securities act.

Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the selling stockholders are payable individually by the selling stockholders.

Centura has agreed to maintain the effectiveness of this registration statement until the earlier of December 30, 2002 or the date the selling stockholders have completed their distribution of the shares.

Centura has agreed to indemnify the selling stockholders against liabilities arising under the securities act.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Old Federal Reserve Bank Building, 400 Sansome Street, San Francisco, California 94111.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

Centura is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission. Reports, and proxy and information statements, and other information filed by the registrant with the commission can be inspected and copied at the public reference facilities maintained by the commission in Washington, D.C., and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the registrant is an electronic filer and copies of such material may be retrieved from the Web site (http://www.sec.gov) maintained by the commission.

Copies of such material can be obtained from the Public Reference Section of the commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Centura's common stock is quoted on The Nasdaq SmallCap Market under the symbol "CNTR." Reports, proxy and information statements and other information about Centura may be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006-1506.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by Centura with the commission are incorporated by reference in this prospectus:

1. Centura's Annual Report on Form 10-K for the year ended December 31, 1998.

2. Centura's Current Reports on Form 8-K and 8-K/A filed with the commission on June 16, 1999, August 20, 1999 and January 5, 2000.

3. Centura's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

3. Centura's Proxy Statement filed with the commission on May 12, 1999 in connection with Centura's June 17, 1999 Annual Meeting of Stockholders.

4. The description of the Centura's common stock set forth in the Centura's Registration Statement on Form 8-A filed with the commission on December 17, 1992, as amended by Amendment No. 1 to the Registration Statement on Form 8-A filed with the commission on January 29, 1993 and Amendment No. 2 to the Registration Statement on Form 8-A filed with the commission on February 4, 1993.

All documents filed by Centura according to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

Centura will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Chief Financial Officer, Centura Software Corporation, 975 Island Drive, Redwood Shores, California 94065, telephone: (650) 596-3400.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in the prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any selling stockholder. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make such offer or solicitation.

________________

TABLE OF CONTENTS

THE COMPANY 2

RISK FACTORS 3

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS 9

USE OF PROCEEDS 9

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS 9

SELLING STOCKHOLDERS 11

PLAN OF DISTRIBUTION 12

LEGAL MATTERS 13

EXPERTS 13

AVAILABLE INFORMATION 13

INFORMATION INCORPORATED BY REFERENCE 13

4,000,000 Shares Centura Software Corporation Common Stock _____________ PROSPECTUS _____________ ____________, 2000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts are estimates except the registration fee.

Amount To Be Paid
Registration Fee	$8,844
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$5,000
Fees of Rochon Capital Group, Ltd. in connection with the private placement and related transactions	$1,163,000
Miscellaneous	$2,500
Total	$1,189,344

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Tenth of Centura's Certificate of Incorporation provides that directors of Centura shall not be personally liable to Centura or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Section 6.1 of Centura's Bylaws provide for indemnification of officers and directors to the maximum extent and in the manner provided by the General Corporation Law of Delaware. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

Centura has obtained directors' and officers' liability insurance covering, subject to certain exceptions, actions taken by Centura's directors and officers in their capacities as such.

ITEM 16. EXHIBITS

Exhibit Number	Description of Exhibit
4.1(1)	Certification of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Stock
5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1*	Subscription Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.2*	Registration Rights Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.3*	Common Stock Purchase Warrant issued to Leonardo, L.P. on December 30, 1999
10.4*	Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on December 30, 1999
10.5*	Common Stock Purchase Warrant issued to Phillip L. Neiman on December 30, 1999
10.6*	Common Stock Purchase Warrant issued to Prateek Sharma on December 30, 1999
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2*	Consent of Counsel (included in Exhibit 5.1)
24.1*	Power of Attorney (see page II-4)

____________

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the commission on January 5, 2000.

*Previously filed.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on the 23rd day of March 2000.

CENTURA SOFTWARE CORPORATION

By: /s/ Richard Lucien
Richard Lucien
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on March 23, 2000:

SIGNATURE	TITLE	DATE
/s/ Scott R. Broomfield* Scott R. Broomfield	President, Chief Executive Officer and Chairman April 28, 1998 of the Board of Directors (Principal Executive Officer)
/s/ Richard Lucien Richard Lucien	Senior Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)
/s/ Peter Micchiche* Peter Micchiche	Director
/s/ Jack King* Jack King	Director
/s/ Philip Koen* Philip Koen	Director
/s/ Thomas R. Clark* Thomas R. Clark	Director
/s/ Ed Borey, Jr.* Ed Borey, Jr.*	Director

*By: /s/ Richard Lucien
Richard Lucien
Attorney-in-fact

CENTURA SOFTWARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4.1(1)	Certification of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Stock
5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1*	Subscription Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.2*	Registration Rights Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.3*	Common Stock Purchase Warrant issued to Leonardo, L.P. on December 30, 1999
10.4*	Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on December 30, 1999
10.5*	Common Stock Purchase Warrant issued to Phillip L. Neiman on December 30, 1999
10.6*	Common Stock Purchase Warrant issued to Prateek Sharma on December 30, 1999
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2*	Consent of Counsel (included in Exhibit 5.1)
24.1*	Power of Attorney (see page II-4)

____________

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the commission on January 5, 2000.

*Previously filed.

TABLE OF CONTENTS

THE COMPANY 2

RISK FACTORS 3

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS 9

USE OF PROCEEDS 9

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS 9

SELLING STOCKHOLDERS 11

PLAN OF DISTRIBUTION 12

LEGAL MATTERS 13

EXPERTS 13

AVAILABLE INFORMATION 13

INFORMATION INCORPORATED BY REFERENCE 13